

March 3, 2011

Mr. Brian S. Block, CFO
American Realty Capital Trust, Inc.
106 York Road
Jenkintown, PA 19046

     Re: American Realty Trust, Inc.
              Form 10-K for the year ended December 31, 2009
              File No. 0-53958

Dear Mr. Block:

     We have reviewed your first response letter filed February 4, 2011 and have the following additional comments. Where indicated, we think you should revise your document in response to this comment. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comment, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-K for the fiscal year ended December 31, 2009

General

1. We note your response to prior comment 1 and request that you clarify for us how you have met your requirements under Rule 3-14 as it relates to presenting financial statements and pro forma financial information within Form 8-K filings, as appropriate. In your response, please specifically address the October 2010 acquisition of two properties from Collective Brands, Inc for total acquisition costs of approximately $70 million. Likewise, please specifically address the September 2009 acquisition of a group of properties from CVS Caremark Corporation for total acquisition costs of approximately $41 million.

Item 2. Properties, page 32

2. We note your response to comment 4 of our letter dated December 30, 2010 that you are excluding any operating expenses that are not specific to an individual property or property portfolio. It appears that all operating expenses should be included or, alternatively, please provide a more detailed explanation regarding how this complies with GAAP.

Financial Statements

Note 2 – Summary of Significant Accounting Policies

Allocation of Purchase Price of Acquired Assets, page F-11

3. We have reviewed your response to comment number 8.   Please provide to us additional information as to how management will assess the likelihood that a lessee will execute the renewal option.

You may contact Howard Efron, Staff Accountant, at (202) 551-3439 or me at (202) 551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Folake Ayoola, Staff Attorney, at (202) 551-3673 or Jennifer Gowetski, Staff Attorney at (202) 551-3401 with regard to legal comments.

Sincerely,

Kevin Woody
Branch Chief